INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited - Expressed in thousands of CAD dollars except for share amounts)
	At March 31 2018	At December 31 2017	At January 1 2017
ASSETS		Restated (note 3,4)	Restated (note 3,4)
Current
Cash and cash equivalents (note 5)	$35,768	$3,636	$15,894
Investments (note 8)	-	37,807	-
Trade and other receivables (note 6)	4,725	4,791	3,226
Inventories (note 7)	3,239	3,454	3,196
Prepaid expenses and other	490	664	660
	44,222	50,352	22,976
Non-Current
Inventories-ore in stockpiles (note 7)	2,098	2,098	2,098
Investments (note 8)	4,261	7,359	5,049
Investments in associates (note 9)	4,662	5,305	6,011
Restricted cash and investments (note 10)	12,815	12,184	3,107
Property, plant and equipment (note 11)	248,088	249,002	252,392
Total assets	$316,146	$326,300	$291,633

LIABILITIES
Current
Accounts payable and accrued liabilities	$7,965	$5,756	$5,561
Current portion of long-term liabilities:
Deferred revenue (note 12)	1,280	1,627	-
Post-employment benefits (note 13)	200	250	250
Reclamation obligations (note 14)	819	819	1,088
Other liabilities (note 15)	-	3,835	2,850
	10,264	12,287	9,749
Non-Current
Deferred revenue (note 12)	37,421	37,025	-
Post-employment benefits (note 13)	2,159	2,115	2,209
Reclamation obligations (note 14)	27,830	27,690	27,060
Other liabilities (note 15)	-	-	845
Deferred income tax liability	15,320	17,422	20,168
Total liabilities	92,994	96,539	60,031

EQUITY
Share capital (note 16)	1,310,473	1,310,473	1,295,235
Share purchase warrants (note 17)	435	435	-
Contributed surplus (note 18)	62,162	61,799	60,612
Deficit	(1,151,054)	(1,144,086)	(1,124,523)
Accumulated other comprehensive income (note 19)	1,136	1,140	278
Total equity	223,152	229,761	231,602
Total liabilities and equity	$316,146	$326,300	$291,633

Issued and outstanding common shares (note 16)	559,183,209	559,183,209	540,722,365
Commitments and contingencies (note 25)

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Unaudited - Expressed in thousands of CAD dollars except for share and per share amounts)
	Three Months Ended March 31
	2018	2017
		Restated (note 3, 4)

REVENUES (note 21)	$3,573	$3,735

EXPENSES
Operating expenses (note 20, 21)	(3,593)	(3,262)
Exploration and evaluation (note 21)	(6,254)	(5,573)
General and administrative (note 21)	(1,832)	(3,086)
Impairment reversal (note 21)	11	-
Other income (expense) (note 20)	(3,456)	4,466
	(15,124)	(7,455)
Loss before finance charges, equity accounting	(11,551)	(3,720)
Finance income (expense) (note 20)	(711)	(830)
Equity share of loss of associate (note 9)	(643)	-
Loss before taxes	(12,905)	(4,550)
Income tax recovery (note 23)
Deferred	5,937	3,426
Net loss for the period	$(6,968)	$(1,124)

Other comprehensive income (loss) (note 19):
Items that may be reclassified to income (loss):
Foreign currency translation change	(4)	178
Comprehensive loss for the period	$(6,972)	$(946)

Basic and diluted net income (loss) per share:
All operations	$(0.01)	$0.00

Weighted-average number of shares outstanding (in thousands):
Basic and diluted	559,183	543,783

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
	2018	2017
	Restated (note 3, 4)	Restated (note 3, 4)

Share capital
Balance-beginning of period	$1,310,473	$1,295,235
Shares issued-net of issue costs	-	18,852
Flow-through share premium	-	(3,835)
Share options exercised-cash	-	12
Share options exercised-non cash	-	16
Balance-end of period	1,310,473	1,310,280

Share purchase warrants
Balance-beginning of period	435	-
Warrants issued in connection with APG Arrangement	-	435
Balance-end of period	435	435

Contributed surplus
Balance-beginning of period	61,799	60,612
Stock-based compensation expense	363	214
Share options exercised-non cash	-	(16)
Balance-end of period	62,162	60,810

Deficit
Balance-beginning of period	(1,144,086)	(1,124,523)
Net loss	(6,968)	(1,124)
Balance-end of period	(1,151,054)	(1,125,647)

Accumulated other comprehensive income
Balance-beginning of period	1,140	278
Foreign currency translation	(4)	178
Balance-end of period	1,136	456

Total Equity
Balance-beginning of period	229,761	231,602
Balance-end of period	$223,152	$246,334

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited - Expressed in thousands of CAD dollars)
	Three Months Ended March 31
CASH PROVIDED BY (USED IN):	2018	2017
		Restated (note 3, 4)
OPERATING ACTIVITIES
Net loss for the period	$(6,968)	$(1,124)
Items not affecting cash and cash equivalents:
Depletion, depreciation, amortization and accretion	2,186	2,331
Impairment reversal	(11)	-
Stock-based compensation (note 18)	363	214
Recognition of deferred revenue (note 12)	(780)	(760)
Gain on extinguishment of toll milling liability (note 15, 20)	-	(899)
Gains on property, plant and equipment disposals (note 20)	(36)	(5)
Losses (gains) on investments	3,405	(3,885)
Equity loss of associate (note 9)	663	-
Dilution gain of associate (note 9)	(20)	-
Deferred income tax recovery	(5,937)	(3,426)
Foreign exchange losses	3	175
Deferred revenue cash receipts (note 12)	-	39,980
Post-employment benefits (note 13)	(24)	(33)
Reclamation obligations (note 14)	(189)	(264)
Change in non-cash working capital items (note 20)	2,644	845
Net cash provided by (used in) operating activities	(4,701)	33,149

INVESTING ACTIVITIES
Sale of investments (note 8)	37,500	-
Expenditures on property, plant and equipment (note 11)	(83)	(82)
Proceeds on sale of property, plant and equipment	47	5
Increase in restricted cash and investments	(631)	(9,775)
Net cash provided by (used in) investing activities	36,833	(9,852)

FINANCING ACTIVITIES
Repayment of debt obligations	-	(138)
Issuance of common shares for:
New share issues-net of issue costs (note 16)	-	18,852
Share options exercised (note 16)	-	12
Net cash provided by financing activities	-	18,726

Increase in cash and cash equivalents	32,132	42,023
Cash and cash equivalents, beginning of period	3,636	15,894
Cash and cash equivalents, end of period	$35,768	$57,917

The accompanying notes are integral to the condensed interim consolidated financial statements

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2018
(Unaudited - Expressed in CAD dollars except for shares and per share amounts)

1.
NATURE OF OPERATIONS

Denison Mines Corp. (“DMC”) and its subsidiary companies and joint arrangements (collectively, “Denison” or the “Company”) are engaged in uranium mining related activities, including acquisition, exploration and development of uranium bearing properties, extraction, processing and selling of uranium.

The Company has a 63.30% interest in the Wheeler River Joint Venture (“WRJV”), a 22.50% interest in the McClean Lake Joint Venture (“MLJV”) (which includes the McClean Lake mill) and a 25.17% interest in the Midwest Joint Venture (“MWJV”), each of which are located in the eastern portion of the Athabasca Basin region in northern Saskatchewan, Canada. The McClean Lake mill provides toll milling services to the Cigar Lake Joint Venture (“CLJV”) under the terms of a toll milling agreement between the parties (see note 12). In addition, the Company has varying ownership interests in a number of other development and exploration projects located in Canada.

The Company provides mine decommissioning and decommissioned site monitoring services to third parties through its Denison Environmental Services (“DES”) division and is also the manager of Uranium Participation Corporation (“UPC”), a publicly-listed investment holding company formed to invest substantially all of its assets in uranium oxide concentrates (“U3O8”) and uranium hexafluoride (“UF6”). The Company has no ownership interest in UPC but receives fees for management services and commissions from the purchase and sale of U3O8 and UF6 by UPC.

DMC is incorporated under the Business Corporations Act (Ontario) and domiciled in Canada. The address of its registered head office is 40 University Avenue, Suite 1100, Toronto, Ontario, Canada, M5J 1T1.

2.
BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements for the year ended December 31, 2017. The Company’s presentation currency is Canadian dollars.

These financial statements were approved by the board of directors for issue on May 2, 2018.

3.
SIGNIFICANT ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Significant Accounting Policies

The significant accounting policies followed in these condensed interim consolidated financial statements are consistent with those applied in the Company’s audited annual consolidated financial statements for the year ended December 31, 2017, except as described in the “New Accounting Policies” section below.

Accounting Policy Changes – Adoption Impacts

The Company has made the following changes to its accounting policies and has adopted the following new accounting pronouncements:

Foreign Currency Translation – Presentation Currency

The Company has changed its presentation currency from U.S. dollars (“USD”) to Canadian dollars (“CAD”) effective for reporting periods after January 1, 2018. The comparative periods have been restated to reflect the change in presentation currency. Refer to note 4 for more information.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

International Financial Reporting Standard 9, Financial Instruments (“IFRS 9”)

In July 2014, the IASB published the final version of IFRS 9 Financial Instruments (“IFRS 9”) which is effective for periods beginning on or after January 1, 2018.

Denison reviewed its accounting policies for financial instruments and on adoption of IFRS 9 has elected not to measure any of its equity instruments using the fair value through other comprehensive income (“FVTOCI”) approach and will instead use the fair value through profit and loss (“FVTPL”) measurement method. Previously, under IAS 39, the Company had classified a subset of its equity instruments as “available for sale” and had recognized gains or losses on these investments in other comprehensive income (loss), similar to the FVTOCI approach under IFRS 9.

The Company adopted the provisions of IFRS 9 on January 1, 2018 and has applied the amendment retrospectively, through an adjustment to its opening equity as at January 1, 2017, reflecting a reclassification of the FVTOCI amount previously included in accumulated other comprehensive income (“AOCI”) to Deficit. Any subsequent changes in AOCI for changes in FVTOCI during fiscal 2017 have been reversed and reflected as a component of net income (loss) for the period. See note 4 for details.

International Financial Reporting Standard 15, Revenue from Contracts with Customers (“IFRS 15”)

IFRS 15 replaces IAS 18 “Revenue” and IAS 11 ”Construction Contracts” and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2018.

The Company reviewed its revenue recognition policies for environmental service and management fee contracts and its contracts with customers related to its UPC management services and its DES care and maintenance services and concluded that no change in timing or measurement is required due to the adoption of IFRS 15.

In its review of toll milling revenue recognition and its arrangement with Anglo Pacific Group PLC and its subsidiaries (the “APG Arrangement” and “APG”, respectively – see note 12), the Company concluded that the adoption of IFRS 15 will require a change to the Company’s accounting policy for deferred revenue associated with the APG Arrangement. Previously, the Company amortized the net proceeds of the APG Arrangement into revenue, on a pro-rata basis, based on the actual cash receipts from toll milling received in the period as a percentage of the total remaining undiscounted cash receipts expected to be received over the life of the arrangement. IFRS 15 requires that the APG deferred revenue be separated into a revenue component and a financing component. The transaction price associated with the revenue component is considered “variable” consideration under the standard. The transaction price has initially been measured at the transaction date as the aggregate of the net proceeds from the APG Arrangement and the expected financing charges to be incurred over the contract life, and is subsequently remeasured as changes to the timing or volume of the toll milling production profile occur. Revenue is recognized into net income (loss) based on the average toll milling drawdown rate multipled by toll milling production during the period. The average toll milling drawdown rate is computed based on estimates of the transaction price over the life of the contract divided by the estimated toll milling production to be delivered over the life of the contract. Changes in the estimated average toll milling drawdown rate are required to be retroactively adjusted each period with a cumulative adjustment to revenue. The financing component, computed annually, is based upon the discount rate applicable to the APG Arrangement up-front fee received multiplied by the outstanding deferred revenue liability amount.

The Company adopted the provisions of IFRS 15 on January 1, 2018 and has applied the provisions of IFRS 15 on a full retrospective basis. This retrospective adoption has resulted in adjustments to increase revenues and finance expenses associated with the APG Arrangement, starting at the point in time of the APG Arrangement’s inception in February 2017, with the resulting net income (loss) impact being partly offset by changes in the deferred tax recoveries being recognized. See note 4 and 12 for details.

New Accounting Policies

The Company has changed its accounting policies in its audited annual consolidated financial statements for the year ended December 31, 2017 for “Foreign currency translation”, “Financial instruments”, “Impairment of financial assets”, “Deferred revenue – toll milling” and “Revenue recognition” in light of the changes to its presentation currency and the adoption of IFRS 9 and 15. The new accounting policies are as follows:

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(a)
Foreign currency translation

(i)
Functional and presentation currency

Items included in the financial statements of each entity in the DMC group are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). Primary and secondary indicators are used to determine the functional currency. Primary indicators include the currency that mainly influences sales prices, labour, material and other costs. Secondary indicators include the currency in which funds from financing activities are generated and in which receipts from operating activities are usually retained. Typically, the local currency has been determined to be the functional currency of Denison’s entities.

The consolidated financial statements are presented in Canadian dollars, unless otherwise stated.

The financial statements of entities that have a functional currency different from the presentation currency of DMC (“foreign operations”) are translated into Canadian dollars as follows: assets and liabilities-at the closing rate at the date of the statement of financial position, and income and expenses-at the average rate of the period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in other comprehensive income or loss as cumulative foreign currency translation adjustments.

When the Company disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income or loss related to the foreign operation are recognized in the statement of income or loss as translational foreign exchange gains or losses.

(ii)
Transactions and balances

Foreign currency transactions are translated into an entity’s functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the statement of income or loss as transactional foreign exchange gains or losses.

(b) Financial instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligations specified in the contract is discharged, cancelled or expires.

At initial recognition, the Company classifies its financial instruments in the following categories:

(i)
Financial assets and liabilities at fair value through profit or loss (“FVTPL”)

A financial asset is classified in this category if it is a derivative instrument, an equity instrument for which the Company has not made the irrevocable election to classify as fair value through other comprehensive income (“FVTOCI”), or a debt instrument that is not held within a business model whose objective includes holding the financial assets in order to collect contractual cash flows that are solely payments of principal and interest. Derivative financial liabilities and contingent consideration liabilities related to business combinations are also classified in this category. Financial instruments in this category are recognized initially and subsequently at fair value. Transaction costs are expensed in the statement of income or loss. Gains and losses arising from changes in fair value are presented in the statement of income or loss – within other income (expense) - in the period in which they arise.

(ii)
Financial assets at amortized cost

A financial asset is classified in this category if it is a debt instrument that is held within a business model whose objective is to hold the asset in order to collect the contractual cash flows (i.e. principal and interest). Financial assets in this category are initially recognized at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method less a provision for impairment. Interest income is recorded in net income through finance income.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)
Financial liabilities at amortized cost

All financial liabilities that are not recorded as FVTPL are classified in this category and are initially recognized less a discount (when material) to reduce the financial liabilities to fair value and less any directly attributable transaction costs. Subsequently, financial liabilities are measured at amortized cost using the effective interest method. Interest expense is recorded in net income through finance expense.

The Company has designated its financial assets and liabilities as follows:

●
“Investments” are classified as FVTPL;
●
“Cash and cash equivalents”, “Trade and other receivables” and “Restricted cash and investments” are classified as financial assets at amortized cost; and
●
“Accounts payable and accrued liabilities” and “Debt obligations” are classified as financial liabililities at amortized cost.

(c)
Impairment of financial assets

At each reporting date, the Company assesses the expected credit losses associated with its financial assets that are not carried at FVTPL. Expected credit losses are calculated based on the difference between the contractual cash flows and the cash flows that the Company expects to receive, discounted, where applicable, based on the assets original effective interest rate.

For “Trade and other receivables”, the Company calculates expected credit losses based on historical credit loss experience, adjusted for forward-looking factors specific to debtors and the economic environment. In recording an impairment loss, the carrying amount of the asset is reduced by this computed amount either directly or indirectly through the use of an allowance account.

(d)
Revenue recognition

IFRS 15 supersedes IAS 18 Revenue and IAS 11 Construction Contracts, and applies to all revenue arising from contracts with customers, unless those contracts are in the scope of other standards.

(i)
Revenue from toll milling services

Revenue from the pre-sale of toll milling arrangement cash flows will be recognized as the toll milling services are provided. At contract inception, the Company will estimated the expected transaction price of the toll milling services being sold based on available information and calculate an average per unit transaction price that applies over the life of the contract. This unit price will be used to draw-down the deferred revenue balance as the toll milling services occur. When changes occur to the timing, or volume of toll milling services, the per unit transaction price will adjusted to reflect the change (such review to be done annually, at a minimum), and a cumulative catch up adjustment will be made to reflect the updated rate. The upfront nature of the payments from toll milling pre-sale arrangements represents a significant financing component. As such, the Company will also recognize an accretion expense on the deferred revenue balance which will be recorded in net income through finance expense.

(ii)
Revenue from environmental services (i.e. DES)

Environmental service contracts represent a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price is estimated at contract inception and, is recognized over the life of the contract as control is transferred to the customer. Variable consideration, where applicable, is estimated at contract inception using either the expected value method or the most likely amount method. If it is highly probably that a subsequent reversal of revenue will not occur when the uncertainly has been resolved, the Company will recognize as revenue the estimated transaction price, including the estimate of the variable portion, upon transfer of control to the customer. Where it is determined that it is highly probable that a subsequent reversal of revenue will occur upon the resolution of the uncertainty, the variable portion of the transaction price will be constrained, and will not be recognized as revenue until the uncertainty has been resolved.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(iii)
Revenue from management services (i.e. UPC):

The management services arrangement with UPC represents a series of distinct performance obligations that are substantially the same and have the same pattern of transfer of control to the customer. The transaction price for the contract is estimated at contract inception and is recognized over the life of the contract as control is transferred to the customer as the services are provided. The variable consideration related to the net asset value (“NAV”)-based management fee was estimated at contract inception using the expected value method. It was determined that it is highly probable that a subsequent reversal of revenue would occur if the variable consideration was included in the transaction price, and as such, the variable portion of the transaction price will be measured and recognized when the uncertainty has been resolved (i.e. when the actual NAV has been calculated).

Commission revenue earned on acquisition or sale of U3O8 and UF6 on behalf of UPC (or other parties where Denison acts as an agent) is recognized when control of the related U3O8 or UF6 passes to the customer, which is the date when title of the U3O8 and UF6 passes.

Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgements that affect the amounts reported. It also requires management to exercise judgement in applying the Company’s accounting policies. These judgements and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgements made that affect these financial statements, actual results may be materially different.

Management has made significant estimates and judgements in the current period related to the following items that are in addition to those included in the financial statements for the year ended December 31, 2017:

(a)
Deferred Revenue – Toll Milling – Revenue Recognition

In February 2017, Denison closed the APG Arrangement and effectively monetized its right to receive specified future toll milling cash receipts from the MLJV related to the current toll milling agreement with the CLJV. In exchange, Denison received a net up-front payment of $39,980,000 which has been accounted for as a deferred revenue liability as at the transaction close date (see note 12).

Under IFRS 15, the Company is required to recognize a revenue component and a financing component as it draws down the deferred revenue associated with the APG Arrangement over the life of the specified toll milling production included in the APG Arrangement. In estimating both of these components, the Company is required to make assumptions relating to the future toll milling production volume associated with Cigar Lake Phase 1 and 2 ore reserves and resources (to end of mine life) and estimates of the annual timing of that production. Changes in these estimates affect the underlying production profile which in turn affects the average toll milling drawdown rate used to recognize revenue.

When the average toll milling drawdown rate is changed, the impact is reflected on a life-to-date production basis with a retroactive adjustment to revenue recorded in the current period. Going forward, each time the Company updates its estimates of the underlying production profile for the APG Arrangement (typically, in the first quarter of each year, in the absence of material publicly disclosed news relating to Cigar Lake uranium production), retroactive adjustments to revenue will be recorded in the period that the revised estimate is determined – such adjustments could, and most likely will, be material.

Comparative Numbers

Certain classifications of the comparative figures have been changed to conform to those used in the current period.

4.
CHANGE IN PRESENTATION CURRENCY AND ADOPTION OF NEW STANDARDS

Effective January 1, 2018, the Company changed its presentation currency to CAD from USD. This change in presentation currency was made to better reflect the Company’s current business activities, which are now predominantly focused in Canada, following the disposal of the Company’s African and Asia mining segments in fiscal 2016 and 2015, respectively.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The consolidated financial statements for all periods presented in the interim financial statements are in CAD. The majority of the Company’s current entities, including all of its operating entities, have CAD as their functional currency so their functional currency financial statement amounts have been carried forward into the consolidated results. The financial statements of entities with a functional currency of USD have been translated into CAD in accordance with IAS 21, “The Effects of Changes in Foreign Exhange Rates”, as follows:

●
assets and liabilities presented and previously reported in USD have been translated into CAD using period-end exchange rates of 1.3426 (January 1, 2017) and 1.2545 (December 31, 2017);
●
 Consolidated statements of income and other comprehensive income have been translated using the applicable average foreign exchange rates prevailing during the reporting periods;
●
 Investment in associates and shareholder’s equity balances have been translated using historical foreign exchange rates in effect on the date that transactions occurred; and
●
 Resulting exchange differences have been recorded within the foreign currency translation reserve accounts.

The impact of the changes in presentation currency and the adoption of new accounting prounouncements (see note 3) on the consolidated financial statements is as follows:

Consolidated Statement of Financial Position – As at January 1, 2017

	Reported	Reported	IFRS	Restated
(in thousands)	USD	in CAD	Adoption	CAD

Assets
Current	$17,113	$22,976	$-	$22,976
Non-Current	200,310	268,657	-	268,657
Total assets	217,423	291,633	-	291,633

Liabilities
Current	$7,260	$9,749	$-	$9,749
Non-Current	37,452	50,282	-	50,282
Total liabilities	44,712	60,031	-	60,031

Equity
Share capital	$1,140,631	$1,295,235	$-	$1,295,235
Share purchase warrants	-	-	-	-
Contributed surplus	54,306	60,612	-	60,612
Deficit
Opening	(961,440)	(1,124,532)	9 (1)	(1,124,523)
Accumulated other comprehensive income (loss)
Cumulative foreign currency translation	(61,371)	(446)	-	(446)
Unamortized experience gain	578	724	-	724
Unrealized gain on investments	7	9	(9) (1)	-
Total equity	172,711	231,602	-	231,602
Total liabilities and equity	$217,423	$291,633	$-	$291,633

(1)
Represents adjustments related to the adoption of IFRS 9 (see note 3).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Financial Position – As at December 31, 2017

	Reported	Reported	IFRS	Restated
(in thousands)	USD	in CAD	Adoption	CAD

Assets
Current	$40,135	$50,352	$-	$50,352
Non-Current	219,933	275,948	-	275,948
Total assets	260,068	326,300	-	326,300

Liabilities
Current
Deferred revenue	$2,498	$3,134	$(1,507) (2)	$1,627
All other current liabilities	8,497	10,660	-	10,660
	10,995	13,794	(1,507)	12,287
Non-Current
Deferred revenue	27,181	34,100	2,925 (2)	37,025
Deferred income tax liability	14,182	17,792	(370) (3)	17,422
All other non-current liabilies	23,758	29,805	-	29,805
	65,121	81,697	2,555	84,252
Total liabilities	76,116	95,491	1,048	96,539

Equity
Share capital	$1,151,927	$1,310,473	$-	$1,310,473
Share purchase warrants	333	435	-	435
Contributed surplus	55,165	61,799	-	61,799
Deficit
Opening	(961,440)	(1,124,532)	9 (1)	(1,124,523)
Net income (loss)	(14,168)	(18,520)	5 (1)
			(1,418) (2)
			370 (3)	(19,563)
Accumulated other comprehensive income (loss)
Cumulative foreign currency translation	(48,454)	416	-	416
Unamortized experience gain	578	724	-	724
Unrealized gain on investments	11	14	(14) (1)	-
Total equity	183,952	230,809	(1,048)	229,761
Total liabilities and equity	$260,068	$326,300	$-	$326,300

(1)
Represents adjustments related to the adoption of IFRS 9 (see note 3);
(2)
Represents adjustments related to the adoption of IFRS 15 (see note 3); and
(3)
Represents adjustments related to the tax impact of the adoption of IFRS 15 (see note 3).

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statement of Income (Loss) and Comprehensive Income (Loss) – three months ended March 31, 2017

	Reported	Reported	IFRS	Restated
(in thousands)	USD	in CAD	Adoption	CAD

Revenues	$2,601	$3,444	$291 (2)	$3,735

Other income (expense) (3)	3,423	4,470	(4) (1)	4,466
Finance income (expense)	(199)	(264)	(566) (2)	(830)
Deferred income tax recovery (expense)	2,534	3,354	72 (2)	3,426

Net loss for the period	$(646)	$(917)	$(207)	$(1,124)

Other comprehensive income (loss)
Unrealized gain (loss) on investments	(3)	(4)	4 (1)	-
Foreign currency translation change	1,873	178	-	178

Comprehensive income (loss) for the period	$1,224	$(743)	$(203)	$(946)

(1)
Represents adjustments related to the adoption of IFRS 9;
(2)
Represents before tax and tax adjustments related to the adoption of IFRS 15; and
(3)
The amount reported separately as “Foreign exchange” has been grouped into “Other income (expense)” to be consistent with the presentation for fiscal 2018.

Consolidated Statement of Cash Flow – three months ended March 31, 2017

	Reported	Reported	IFRS	Restated
(in thousands)	USD	in CAD	Adoption	CAD

Net cash provided by operating activities	$25,048	33,149	-	33,149
Net cash used in investing activities	(7,442)	(9,852)	-	(9,852)
Net cash provided by financing activities	13,847	18,726	-	18,726

Increase in cash and equivalents	31,453	42,023	-	42,023

Foreign exchange effect on cash and equivalents	257	-	-	-
Cash and equivalents, beginning of period	11,838	15,894	-	15,894

Cash and equivalents, end of period	$43,548	$57,917	$-	$57,917

5.
CASH AND CASH EQUIVALENTS

The cash and cash equivalent balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Cash	$34,016	$2,717	$6,927
Cash in MLJV and MWJV	1,749	913	1,557
Cash equivalents	3	6	7,410
	$35,768	$3,636	$15,894

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

6.
TRADE AND OTHER RECEIVABLES

The trade and other receivables balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Trade receivables	$4,266	$3,999	$2,406
Receivables in MLJV and MWJV	151	640	783
Sales tax receivables	300	84	23
Sundry receivables	8	68	14
	$4,725	$4,791	$3,226

7.
INVENTORIES

The inventories balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Uranium concentrates and work-in-progress	$526	$526	$526
Inventory of ore in stockpiles	2,098	2,098	2,098
Mine and mill supplies in MLJV	2,713	2,928	2,670
	$5,337	$5,552	$5,294

Inventories-by balance sheet presentation:
Current	$3,239	$3,454	$3,196
Long-term-ore in stockpiles	2,098	2,098	2,098
	$5,337	$5,552	$5,294

8.
INVESTMENTS

The investments balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Investments:
Debt instruments	$-	$37,807	$-
Equity instruments	4,261	7,359	5,049
	$4,261	$45,166	$5,049

Investments-by balance sheet presentation:
Current	$-	$37,807	$-
Long-term	4,261	7,359	5,049
	$4,261	$45,166	$5,049

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The investments continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31 2018	Twelve Months Ended December 31 2017

Balance-beginning of period	$45,166	$5,049
Purchases
Equity instruments	-	200
Debt instruments	-	40,000
Sales
Debt instruments	(37,500)	(2,500)
Fair value changes through profit and loss	(3,405)	2,417
Balance-end of period	$4,261	$45,166

9.
INVESTMENT IN ASSOCIATES

The investment in associates balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Investment in associates-by investee:
GoviEx	$4,662	$5,305	$6,011
	$4,662	$5,305	$6,011

A summary of the investment in GoviEx is as follows:

(in thousands of CAD dollars except share amounts)	Number of Common Shares

Balance-January 1, 2017	65,144,021	$6,011
Equity share of net income (loss)	-	(1,015)
Dilution gain (loss)	-	309
Balance-December 31, 2017	65,144,021	$5,305

Equity share of net income (loss)	-	(663)
Dilution gain (loss)	-	20
Balance-March 31, 2018	65,144,021	$4,662

GoviEx is a mineral resource company focused on the exploration and development of its uranium properties located in Africa. GoviEx maintains a head office located in Canada and is a public company listed on the TSX Venture Exchange. At March 31, 2018, Denison holds an approximate 18.55% interest in GoviEx based on publicly available information (December 31, 2017: 18.72%) and has one director appointed to the GoviEx board of directors. Through the extent of its share ownership interest and its seat on the board of directors, Denison has the ability to exercise significant influence over GoviEx and accordingly, is using the equity method to account for this investment.

The trading price of GoviEx on March 31, 2018 was $0.20 per share which corresponds to a quoted market value of $13,029,000 (December 31, 2017: $17,589,000) for the Company’s investment in GoviEx common shares.

The following table is a summary of the consolidated financial information of GoviEx on a 100% basis taking into account adjustments made by Denison for equity accounting purposes for fair value adjustments and differences in accounting policy. Denison records its equity investment entries in GoviEx one quarter in arrears (due to the information not yet being publicly available), adjusted for any material publicly disclosed share issuance transactions that have occurred. A reconciliation of GoviEx’s summarized information to Denison’s investment carrying value is also included.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

	At March 31	At December 31
(in thousands of USD dollars)	2018	2017

Total current assets	$6,281	$6,978
Total non-current assets	24,354	24,530
Total current liabilities	(9,449)	(7,792)
Total non-current liabilities	-	(112)
Total net assets	$21,186	$23,604

	3 Months Ended	12 Months Ended
	March 31	December 31
(in thousands of USD dollars)	2018	2017

Revenue	$-	$-
Net income (loss)	(2,801)	(3,632)
Comprehensive income (loss)	$(2,801)	$(3,632)

(in thousands)
Reconciliation of GoviEx net assets to Denison investment carrying value:
Net assets of GoviEx-beginning of period-USD	$23,604	$20,694
Share issue proceeds	265	5,796
Contributed surplus change	56	-
Share-based payment reserve change	62	746
Net loss	(2,801)	(3,632)
Net assets of GoviEx–end of period-USD	$21,186	$23,604
Denison ownership interest	18.55%	18.72%
Denison share of net assets of GoviEx	3,930	4,419
Other adjustments	(235)	(216)
Investment in GoviEx–USD	3,695	4,203
At historical exchange rate	1.26	1.26
Investment in GoviEx–CAD	$4,662	$5,305

10.
RESTRICTED CASH AND INVESTMENTS

The restricted cash and investments balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Cash and cash equivalents	$12,680	$3,049	$372
Investments	135	9,135	2,735
	$12,815	$12,184	$3,107

Restricted cash and investments-by item:
Elliot Lake reclamation trust fund	$3,680	$3,049	$2,972
Letters of credit facility pledged assets	9,000	9,000	-
Letters of credit additional collateral	135	135	135
	$12,815	$12,184	$3,107

At March 31, 2018, cash equivalents consists of 60 day term deposits while investments consist of guaranteed investment certificates.

Elliot Lake Reclamation Trust Fund

During the three months ended March 31, 2018, the Company deposited an additional $670,000 into the Elliot Lake Reclamation Trust Fund and withdrew $44,000.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Letters of Credit Facility Pledged Assets

As at March 31, 2018, the Company had on deposit $9,000,000 with the Bank of Nova Scotia (“BNS”) as pledged restricted cash and investments pursuant to its obligations under an amended and extended letters of credit facility (see notes 14 and 15)

Letters of Credit Additional Collateral

As at March 31, 2018, the Company had on deposit an additional $135,000 of cash collateral with BNS in respect of the portion of its issued reclamation letters of credit in excess of the collateral available under its letters of credit facility (see notes 14 and 15).

11.
PROPERTY, PLANT AND EQUIPMENT

The property, plant and equipment balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Plant and equipment:
Cost	$96,746	$96,762	$97,477
Construction-in-progress	6,424	6,424	6,473
Accumulated depreciation	(21,429)	(20,516)	(16,930)
Net book value	$81,741	$82,670	$87,020

Mineral properties:
Cost	$166,347	$166,332	$165,372
Net book value	$166,347	$166,332	$165,372
Total net book value	$248,088	$249,002	$252,392

The plant and equipment continuity summary is as follows:

		Accumulated
		Amortization /	Net
(in thousands of CAD dollars)	Cost	Depreciation	Book Value

Plant and equipment:
Balance-January 1, 2017	$103,950	$(16,930)	$87,020
Additions	257	-	257
Amortization	-	(190)	(190)
Depreciation	-	(4,371)	(4,371)
Disposals	(806)	785	(21)
Reclamation adjustment (note 14)	(215)	190	(25)
Balance-December 31, 2017	$103,186	$(20,516)	$82,670

Additions	68	-	68
Amortization	-	(48)	(48)
Depreciation (note 20)	-	(949)	(949)
Disposals	(84)	84	-
Balance-March 31, 2018	$103,170	$(21,429)	$81,741

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The mineral property continuity summary is as follows:

		Accumulated	Net
(in thousands of CAD dollars)	Cost	Amortization	Book Value

Mineral properties:
Balance-January 1, 2017	$165,372	$-	$165,372
Additions	829	-	829
Impairment reversal	331	-	331
Recoveries	(200)	-	(200)
Balance-December 31, 2017	$166,332	$-	$166,332

Additions	15	-	15
Impairment reversal	11	-	11
Recoveries	(11)	-	(11)
Balance-March 31, 2018	$166,347	$-	$166,347

Mineral Properties

Canada Mining Segment

As at March 31, 2018, the Company has various interests in development, evaluation and exploration projects located in Canada which are either held directly or through option or various contractual agreements. Significant updates from the December 31, 2017 year-end are listed below.

Hook Carter

In November 2016, Denison completed the purchase of an 80% interest in the Hook-Carter property from ALX Uranium Corp (“ALX”). Under terms in the agreement, Denison has agreed to fund ALX’s share of the first $12,000,000 in expenditures and has also agreed to a work commitment of $3,000,000 over 3 years. Should Denison not meet this commitment, Denison’s interest in the property will decrease from 80% to 75% and ALX’s interest will increase from 20% to 25%.

As at March 31, 2018, the Company has spent $3,393,000 on the project, since acquisition, and has satisfied its work commitment condition in the Hook Carter purchase agreement.

12. DEFERRED REVENUE

The deferred revenue balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Deferred revenue – toll milling	$38,701	$38,652	$-
	$38,701	$38,652	$-

Deferred revenue-by balance sheet presentation:
Current	$1,280	$1,627	$-
Non-current	37,421	37,025	-
	$38,701	$38,652	$-

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The deferred revenue liability continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31 2018	Twelve Months Ended December 31 2017

Balance-beginning of period	$38,652	$-
Proceeds of APG Arrangement, net
Upfront proceeds	-	43,500
Less: toll milling cash receipts from July 1, 2016 to January 31, 2017	-	(3,520)
Revenue recognized during the period	(780)	(4,443)
Accretion	829	3,115
Balance-end of period	$38,701	$38,652

Arrangement with Anglo Pacific Group PLC

In February 2017, Denison closed an arrangement with APG under which Denison received an upfront payment of $43,500,000 in exchange for its right to receive specified future toll milling cash receipts from the MLJV under the current toll milling agreement with the CLJV from July 1, 2016 onwards. The up-front payment was based upon an estimate of the gross toll milling cash receipts to be received by Denison discounted at a rate of 8.50%.

The APG Arrangement represents a contractual obligation of Denison to pay onward to APG any cash proceeds of future toll milling revenue earned by the Company related to the processing of the specified Cigar Lake ore through the McClean Lake mill. The Company has reflected payments made to APG of $3,520,000, representing the Cigar Lake toll milling cash receipts received by Denison in respect of toll milling activity for the period from July 1, 2016 through January 31, 2017, as a reduction of the initial upfront amount received and has reduced the initial deferred revenue balance to $39,980,000 at the transaction date.

In the three months ended March 31, 2018, the Company has recognized $780,000 of toll milling revenue from the draw-down of deferred revenue, based on Cigar Lake toll milling production of 4,385,000 pounds U308 (100% basis). The drawdown for the quarter includes a retroactive $322,000 decrease in revenue resulting from changes in estimates to the toll milling drawdown rate in the first quarter of 2018.

13. POST-EMPLOYMENT BENEFITS

The post-employment benefits balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Accrued benefit obligation	$2,359	$2,365	$2,459
	$2,359	$2,365	$2,459

Post-employment benefits liability-by balance sheet presentation:
Current	$200	$250	$250
Non-current	2,159	2,115	2,209
	$2,359	$2,365	$2,459

The post-employment benefits continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31,2018	Twelve Months Ended December 31, 2017

Balance-beginning of period	$2,365	$2,459
Accretion	18	74
Benefits paid	(24)	(168)
Balance-end of period	$2,359	$2,365

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

14. RECLAMATION OBLIGATIONS

The reclamation obligations balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Reclamation liability-by location:
Elliot Lake	$16,776	$16,771	$16,742
McClean and Midwest Joint Ventures	11,851	11,716	11,384
Other	22	22	22
	$28,649	$28,509	$28,148

Reclamation and remediation liability-by balance sheet presentation:
Current	$819	$819	$1,088
Non-current	27,830	27,690	27,060
	$28,649	$28,509	$28,148

The reclamation obligations continuity summary is as follows:

(in thousands of CAD dollars)	Three Months Ended March 31 2018	Twelve Months Ended December 31 2017

Balance-beginning of period	$28,509	$28,148
Accretion	329	1,296
Expenditures incurred	(189)	(981)
Liability adjustments-income statement	-	71
Liability adjustments-balance sheet (note 11)	-	(25)
Balance-end of period	$28,649	$28,509

Site Restoration: Elliot Lake

Spending on restoration activities at the Elliot Lake site is funded from monies in the Elliot Lake Reclamation Trust fund (see note 10).

Site Restoration: McClean Lake Joint Venture and Midwest Joint Venture

Under the Mineral Industry Environmental Protection Regulations (1996), the Company is required to provide its pro-rata share of financial assurances to the province of Saskatchewan relating to future decommissioning and reclamation plans that have been filed and approved by the applicable regulatory authorities. As at March 31, 2018, the Company has provided irrevocable standby letters of credit, from a chartered bank, in favour of the Saskatchewan Ministry of Environment, totalling $24,135,000 which relate to the most recently filed reclamation plan dated March 2016.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

15. OTHER LIABILITIES

The other liabilities balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Debt obligations	$-	$-	$370
Unamortized fair value of toll milling contracts	-	-	905
Flow-through share premium obligation (note 16)	-	3,835	2,420
	$-	$3,835	$3,695

Other long-term liabilities-by balance sheet presentation:
Current	$-	$3,835	$2,850
Non-current	-	-	845
	$-	$3,835	$3,695

In February 2017, in conjunction with the APG Arrangement, the Company extinguished the remaining unamortized fair value of its toll milling contract liabilities and recognized a gain of $899,000 as a component of “Other income (expense)” – see note 20.

Letters of Credit Facility

In January and April 2018, the Company entered into an amending agreements with BNS related to its letters of credit facility (the “2018 facility”). Under the respective amendments, the maturity date of the 2018 facility has been extended to January 31, 2019 and the covenant to maintain a specified level of tangible net worth has been changed to $131,000,000 (from USD$150,000,000) in conjunction with the Company’s change in presentation currency. The 2018 facility continues to allow for credit to be extended to the Company for up to $24,000,000 and use of the facility continues to be restricted to non-financial letters of credit in support of reclamation obligations (see note 14). All other terms of the 2018 facility (pledged assets, security for the facility and letter of credit fees) remain unchanged from those of the 2017 facility.

At March 31, 2018, the Company is in compliance with its facility covenants and $24,000,000 (December 31, 2017: CAD$24,000,000) of the facility is being utilized as collateral for letters of credit issued in respect of the reclamation obligations for the MLJV and MWJV. During the three months ended March 31, 2018, the Company incurred letter of credit fees of $98,000.

16. SHARE CAPITAL

Denison is authorized to issue an unlimited number of common shares without par value. A continuity summary of the issued and outstanding common shares and the associated dollar amounts is presented below:

	Number of
	Common
(in thousands of CAD dollars except share amounts)	Shares

Balance-January 1, 2017	540,722,365	$1,295,235

Issued for cash:
Share issue proceeds	18,337,000	20,000
Share issue costs	-	(1,129)
Share option exercises	128,873	90
Share option exercises-fair value adjustment	-	112
Flow-through share premium liability	-	(3,835)
Share cancellations	(5,029)	-
	18,460,844	15,238
Balance-December 31, 2017 and March 31, 2018	559,183,209	$1,310,473

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Flow-Through Share Issues

The Company finances a portion of its exploration programs through the use of flow-through share issuances. Canadian income tax deductions relating to these expenditures are claimable by the investors and not by the Company.

As at March 31, 2018, the Company estimates that it has incurred $7,594,000 of its obligation to spend $14,499,790 on eligible exploration expenditures as a result of the issuance of Tranche A and Tranche B flow-through shares in March 2017. The Company renounced the income tax benefits of these issues in February 2018, with an effective date of renunciation to its subscribers of December 31, 2017. In conjunction with the renunciation, the flow-through share premium liability has been reversed and recognized as part of the deferred tax recovery (see notes 15 and 23).

17. SHARE PURCHASE WARRANTS

A continuity summary of the issued and outstanding share purchase warrants in terms of common shares of the Company and the associated dollar amounts is presented below:

Weighted
	Average	Number of
	Exercise	Common	Fair
	Price Per	Shares	Value
(in thousands of CAD dollars except share amounts)	Share (CAD)	Issuable	Amount

Balance-January 1, 2017	$-	-	$-

February 2017 warrants issued	1.27	1,673,077	435
Balance-December 31, 2017 and March 31, 2018	$1.27	1,673,077	$435

The February 2017 warrants were issued in conjunction with the APG Arrangement and expire on February 14, 2020.

18. STOCK OPTIONS

A continuity summary of the stock options granted under the Company’s stock-based compensation plan is presented below:

		Weighted-
		Average
		Exercise
	Number of	Price per
	Common	Share
	Shares	(CAD)

Stock options outstanding – January 1, 2018	11,799,650	$0.94
Granted	3,153,543	0.60
Expiries	(816,000)	1.30
Forfeitures	(51,000)	0.67
Stock options outstanding – March 31, 2018	14,086,193	$0.84
Stock options exercisable – March 31, 2018	7,719,450	$0.94

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of the Company’s stock options outstanding at March 31, 2018 is presented below:

	Weighted		Weighted-
	Average		Average
	Remaining		Exercise
Range of Exercise	Contractual	Number of	Price per
Prices per Share	Life	Common	Share
(CAD)	(Years)	Shares	(CAD)

Stock options outstanding
$ 0.50 to $ 0.99	4.00	11,892,193	$0.74
$ 1.00 to $ 1.19	1.95	1,265,000	1.09
$ 1.20 to $ 1.39	1.10	11,000	1.33
$ 1.40 to $ 1.99	0.93	918,000	1.82
Stock options outstanding - end of period	3.61	14,086,193	$0.84

Options outstanding at March 31, 2018 expire between March 2019 and March 2023.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The following table outlines the assumptions used in the model to determine the fair value of options granted:

Three Months Ended
March 31, 2018

Risk-free interest rate	2.02%
Expected stock price volatility	48.39%
Expected life	3.5 years
Expected dividend yield	-
Fair value per share under options granted	CAD$0.22

The fair values of stock options with vesting provisions are amortized on a graded method basis as stock-based compensation expense over the applicable vesting periods. Included in the statement of income (loss) is stock-based compensation of $363,000 for the three months ended March 31, 2018 and $214,000 for the three months ended March 31, 2017. At March 31, 2018, an additional $1,028,000 in stock-based compensation expense remains to be recognized up until March 2020.

19.  ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The accumulated other comprehensive income (loss) balance consists of:

	At March 31	At December 31	At January 1
(in thousands of CAD dollars)	2018	2017	2017

Cumulative foreign currency translation	$412	$416	$(446)
Unamortized experience gain-post employment liability
Gross	983	983	983
Tax effect	(259)	(259)	(259)
	$1,136	$1,140	$278

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

20. SUPPLEMENTAL FINANCIAL INFORMATION

The components of operating expenses are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Cost of goods and services sold:
Operating overheads:
Mining, other development expense	$(571)	$(128)
Milling, conversion expense	(839)	(1,234)
Less absorption:
-Mineral properties	15	12
Cost of services	(2,151)	(1,865)
Cost of goods and services sold	(3,546)	(3,215)
Reclamation asset amortization	(47)	(47)
Operating expenses	$(3,593)	$(3,262)

The components of other income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Gains (losses) on:
Foreign exchange	$(3)	$(175)
Disposal of property, plant and equipment	36	5
Investment fair value through profit (loss)	(3,405)	3,885
Extinguishment of toll milling contract liability (note 15)	-	899
Other	(84)	(148)
Other income (expense)	$(3,456)	$4,466

The components of finance income (expense) are as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Interest income	$465	$81
Interest expense	-	(2)
Accretion expense-deferred revenue	(829)	(566)
Accretion expense-reclamation obligations	(329)	(324)
Accretion expense-post-employment benefits	(18)	(19)
Finance income (expense)	$(711)	$(830)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

A summary of depreciation expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Operating expenses
Mining, other development expense	$(1)	$(2)
Milling, conversion expense	(839)	(1,234)
Cost of services	(68)	(84)
Exploration and evaluation	(30)	(30)
General and administrative	(11)	(11)
Depreciation expense-gross	$(949)	$(1,361)

A summary of employee benefits expense recognized in the statement of income (loss) is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Salaries and short-term employee benefits	$(2,349)	$(2,324)
Share-based compensation	(363)	(214)
Termination benefits	(16)	(17)
Employee benefits expense	$(2,728)	$(2,555)

The change in non-cash working capital items in the consolidated statements of cash flows is as follows:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Change in non-cash working capital items:
Trade and other receivables	$66	$87
Inventories	215	140
Prepaid expenses and other assets	161	(13)
Accounts payable and accrued liabilities	2,202	631
Change in non-cash working capital items	$2,644	$845

21. SEGMENTED INFORMATION

Business Segments

The Company operates in three primary segments – the Canada Mining segment, the Environmental Services segment and the Corporate and Other segment. The Canada Mining segment includes activities related to exploration, evaluation and development, mining, milling (including toll milling) and the sale of mineral concentrates. The Environmental Services segment includes the results of the Company’s environmental services business, DES. The Corporate and Other segment includes management fee income earned from UPC and general corporate expenses not allocated to the other segments. Management fee income has been included with general corporate expenses due to the shared infrastructure between the two activities.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2018, reportable segment results were as follows:

(in thousands of CAD dollars)	Canada Mining	DES	Corporate and Other	Total Operations

Statement of Operations:
Revenues	780	2,378	415	3,573

Expenses:
Operating expenses	(1,442)	(2,024)	(127)	(3,593)
Exploration and evaluation	(6,254)	-	-	(6,254)
General and administrative	-	-	(1,832)	(1,832)
Impairment reversal	11	-	-	11
	(7,685)	(2,024)	(1,959)	(11,668)
Segment income (loss)	(6,905)	354	(1,544)	(8,095)

Revenues – supplemental:
Environmental services	-	2,378	-	2,378
Management fees	-	-	415	415
Toll milling services–deferred revenue	780	-	-	780
	780	2,378	415	3,573

Capital additions:
Property, plant and equipment	83	-	-	83

Long-lived assets:
Plant and equipment
Cost	98,573	4,303	294	103,170
Accumulated depreciation	(18,516)	(2,762)	(151)	(21,429)
Mineral properties	166,347	-	-	166,347
	246,404	1,541	143	248,088

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For three months ended March 31, 2017, reportable segment results were as follows:

(in thousands of CAD dollars)	Canada Mining	DES	Corporate and Other	Total Operations

Statement of Operations:
Revenues	1,347	1,981	407	3,735

Expenses:
Operating expenses	(1,397)	(1,825)	(40)	(3,262)
Exploration and evaluation	(5,573)	-	-	(5,573)
General and administrative	-	-	(3,086)	(3,086)
	(6,970)	(1,825)	(3,126)	(11,921)
Segment income (loss)	(5,623)	156	(2,719)	(8,186)

Revenues – supplemental:
Environmental services	-	1,981	-	1,981
Management fees	-	-	407	407
Toll milling services	587	-	-	587
Toll milling services–deferred revenue	760	-	-	760
	1,347	1,981	407	3,735

Capital additions:
Property, plant and equipment	82	-	-	82

Long-lived assets:
Plant and equipment
Cost	99,348	4,333	294	103,975
Accumulated depreciation	(15,652)	(2,534)	(107)	(18,293)
Mineral properties	165,384	-	-	165,384
	249,080	1,799	187	251,066

22. RELATED PARTY TRANSACTIONS

Uranium Participation Corporation

The Company is a party to a management services agreement with UPC with an effective date of April 1, 2016 and a term of three years. Under the agreement, Denison receives the following management fees from UPC: a) a base fee of $400,000 per annum, payable in equal quarterly installments; b) a variable fee equal to (i) 0.3% per annum of UPC’s total assets in excess of $100 million and up to and including $500 million, and (ii) 0.2% per annum of UPC’s total assets in excess of $500 million; c) a fee, at the discretion of the Board, for on-going monitoring or work associated with a transaction or arrangement (other than a financing, or the acquisition of or sale of U3O8 or UF6); and d) a commission of 1.0% of the gross value of any purchases or sales of U3O8 or UF6 or gross interest fees payable to UPC in connection with any uranium loan arrangements.

The following transactions were incurred with UPC for the periods noted:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Management fees:
Base and variable fees	$371	$391
Commission fees	44	16
	$415	$407

At March 31, 2018, accounts receivable includes $218,000 (December 31, 2017: $481,000) due from UPC with respect to the fees indicated above.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Korea Electric Power Corporation (“KEPCO”) and Korea Hydro & Nuclear Power (“KHNP”)

As at March 31, 2018, KEPCO, through its subsidiaries, holds 58,284,000 shares of Denison representing a share interest of approximately 10.42%. KHNP Canada Energy Ltd., a subsidiary of KEPCO’s subsidiary KHNP, is the holder of the majority of Denison’s shares and is also the majority member of Korea Waterbury Uranium Limited Partnership (“KWULP”). KWULP is a consortium of investors that holds the non-Denison owned interests in Waterbury Lake Uranium Corporation (“WLUC”) and Waterbury Lake Uranium Limited Partnership (“WLULP”), entities whose key asset is the Waterbury Lake property.

Other

During the three months ended March 31, 2018, the Company incurred investor relations, administrative service fees and other expenses of $66,000 (March 31, 2017: $18,000) with Namdo Management Services Ltd, which shares a common director with Denison. These services were incurred in the normal course of operating a public company. At March 31, 2018, an amount of $50,000 (December 31, 2017: $nil) was due to this company.

During the three months ended March 31, 2018, the Company incurred office expenses and other expenses of $8,000 (March 31, 2017: $38,000) with Lundin S.A, a company which provides office and administration services to the executive chairman, other directors and management of Denison. At March 31, 2018, an amount of $nil (December 31, 2017: $nil) was due to this company.

Compensation of Key Management Personnel

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers, vice-presidents and members of its Board of Directors.

The following compensation was awarded to key management personnel:

	Three Months Ended March 31
(in thousands of CAD dollars)	2018	2017

Salaries and short-term employee benefits	$(507)	$(514)
Share-based compensation	(309)	(175)
Key management personnel compensation	$(816)	$(689)

23. INCOME TAXES

For the three months ended March 31, 2018, Denison has recognized deferred tax recoveries of $5,937,000. The deferred tax recovery includes the recognition of previously unrecognized Canadian tax assets of $3,835,000 relating to the February 2018 renunciation of the tax benefits associated with the Company’s $14,500,000 flow-through share issue in March 2017.

24. FAIR VALUE OF FINANCIAL INSTRUMENTS

IFRS requires disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement. The three levels of the fair value hierarchy are:

●
Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
●
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
●
Level 3 – Inputs that are not based on observable market data.

The fair value of financial instruments which trade in active markets, such as share and warrant equity instruments, is based on quoted market prices at the balance sheet date. The quoted market price used to value financial assets held by the Company is the current closing price. Warrants that do not trade in active markets have been valued using the Black-Scholes pricing model. Debt instruments have been valued using the effective interest rate for the period that the Company expects to hold the instrument and not the rate to maturity.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Except as otherwise disclosed, the fair values of cash and cash equivalents, trade and other receivables, accounts payable and accrued liabilities, restricted cash and cash equivalents and debt obligations approximate their carrying values as a result of the short-term nature of the instruments, or the variable interest rate associated with the instruments, or the fixed interest rate of the instruments being similar to market rates.

The following table illustrates the classification of the Company’s financial assets within the fair value hierarchy as at March 31, 2018 and December 31, 2017:

			March 31	December 31
	Financial	Fair	2018	2017
	Instrument	Value	Fair	Fair
(in thousands of CAD dollars)	Category(1)	Hierarchy	Value	Value

Financial Assets:
Cash and equivalents	Category B		$35,768	$3,636
Trade and other receivables
Trade and other	Category B		4,725	4,791
Investments
Debt instruments	Category A	Level 2	-	37,807
Equity instruments-shares	Category A	Level 1	2,122	2,833
Equity instruments-warrants	Category A	Level 2	2,139	4,526
Restricted cash and equivalents
Elliot Lake reclamation trust fund	Category B		3,680	3,049
Credit facility pledged assets	Category B		9,000	9,000
Reclamation letter of credit collateral	Category B		135	135
			$57,569	$65,777

Financial Liabilities:
Account payable and accrued liabilities	Category C		7,965	5,756
Debt obligations	Category C		-	-
			$7,965	$5,756

(1)
Financial instrument designations are as follows: Category A=Financial assets and liabilities at fair value through profit and loss; Category B=Financial assets at amortized cost; and Category C=Financial liabilities at amortized cost.

25. COMMITMENTS AND CONTINGENCIES

Specific Legal Matters

Mongolia Mining Division Sale – Arbitration Proceedings with Uranium Industry

In November 2015, the Company completed a transaction with Uranium Industry a.s (“Uranium Industry”) to sell all of its mining assets and operations located in Mongolia pursuant to an amended and restated share purchase agreement (the “GSJV Agreement”). The primary assets at that time were the exploration licenses for the Hairhan, Haraat, Gurvan Saihan and Ulzit projects.

As consideration for the sale per the GSJV Agreement, the Company received cash consideration of USD$1,250,000 prior to closing and the rights to receive additional contingent consideration of USD$12,000,000.

On September 20, 2016, the Mineral Resources Authority of Mongolia (“MRAM”) formally issued mining license certificates for all four projects, triggering Denison’s right to receive contingent consideration of USD$10,000,000 (collectively, the “Mining License Receivable”). The original due date for payment of the Mining License Receivable by Uranium Industry was November 16, 2016.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under a subsequent extension agreement between Uranium Industry and the Company, the payment due date of the Mining License Receivable was extended from November 16, 2016 to July 16, 2017 (the “Extension Agreement”). As consideration for the extension, Uranium Industry agreed to pay interest on the Mining License Receivable amount at a rate of 5% per year, payable monthly up to July 16, 2017 and they also agreed to pay a $100,000 instalment amount towards the balance of the Mining License Receivable amount. The required payments were not made and Uranium Industry is in default of both the GSJV Agreement and the Extension Agreement.

On February 24, 2017, the Company served notice to Uranium Industry that it was in default of its obligations under the GSJV Agreement and the Extension Agreement and that the Mining License Receivable and all interest payable thereon are immediately due and payable.

On December 12, 2017, the Company filed a Request for Arbitration between the Company and Uranium Industry under the Arbitration Rules of the London Court of International Arbitration in conjunction with the default of Uranium Industry’s obligations under the GSJV and Extension agreements. A response and counterclaim was submitted by Uranium Industry on February 14, 2018. As at the date herof, the members of the three person arbitration panel have been appointed and the parties are preparing for the exchange of legal arguments and documentary evidence, which exchanges are currently scheduled to occur in Q3 2018.